l:secfiles\10_q\1stqtr94\exhib99b.doc3
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                                                               EXHIBIT 99(b)
                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
- - -----------------------------------------------------------------------------
                      Statement of Consolidated Operations and
                     Available Separate Consolidated Net Income

                                                           Three Months Ended
                                                                March 31,
                                                           ------------------
                                                               1994      1993
                                                           --------  --------
                                                         (Dollars in Millions
                                                                 Except
                                                           Per Share Amounts)
Revenues
  Net sales
    Outside customers                                      $2,300.9  $2,109.9
    General Motors and affiliates                           1,259.9   1,059.7
  Other income - net                                           26.5      11.6
                                                            -------   -------
      Total Revenues                                        3,587.3   3,181.2
                                                            -------   -------
Costs and Expenses
  Cost of sales and other operating charges,
    exclusive of items listed below                         2,768.6   2,490.1
  Selling, general, and administrative
    expenses                                                  193.6     229.9
  Depreciation and amortization                               112.8     136.3
  Amortization of GM purchase accounting
    adjustments related to Hughes                              31.0      31.0
  Interest expense - net                                        4.0      14.5
                                                            -------   -------
      Total Costs and Expenses                              3,110.0   2,901.8
                                                            -------   -------
Income before Income Taxes                                    477.3     279.4
United States, foreign, and other
  income taxes                                                195.8     121.1
                                                            -------   -------
Income before cumulative effect
  of accounting change                                        281.5     158.3
Cumulative effect of accounting
  change (Note 1)                                             (30.4)        -
                                                            -------   -------
Net Income                                                    251.1     158.3
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes (Note 2)                                   31.0      31.0
                                                            -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                                                 $282.1    $189.3
                                                            =======   =======
Available Separate Consolidated Net Income (Note 2)
  Average number of shares of GM
    Class H Common Stock outstanding
    (in millions) (Numerator)                                  90.6      93.9
  Class H dividend base (in millions)
    (Denominator)                                             399.9     399.9
  Available Separate Consolidated
    Net Income                                                $64.0     $44.4
                                                               ====      ====
Earnings Attributable to GM
  Class H Common Stock on a
  Per Share Basis (Note 2)
    Before cumulative effect of
      accounting change                                       $0.78     $0.47
    Cumulative effect of accounting
      change (Note 1)                                         (0.08)        -
                                                               ----      ----
    Net earnings attributable to
      GM Class H Common Stock                                 $0.70     $0.47
                                                               ====      ====

Reference should be made to the Notes to Consolidated Financial Statements.

                                       - 37 -
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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheet

                                                    March 31,  December 31,
                                 ASSETS                  1994          1993
                                                    ---------  ------------
                                                       (Dollars in Millions
                                                   Except Per Share Amount)

Current Assets
  Cash and cash equivalents                          $1,347.2      $1,008.7
  Accounts and notes receivable
    Trade receivables (less allowances)                 700.3         736.7
    General Motors and affiliates                       235.3         404.1
  Contracts in process, less advances and
    progress payments                                 2,540.5       2,376.8
  Inventories (less allowances)
    Productive material, work in process,
      and supplies                                    1,057.1         957.1
    Finished product                                    110.9         103.3
  Prepaid expenses, including deferred income taxes     137.7         127.6
                                                     --------      --------
        Total Current Assets                          6,129.0       5,714.3
Property-Net                                          2,623.1       2,634.4
Telecommunications and Other Equipment-Net              820.9         767.6
Intangible Assets, net of amortization                3,357.2       3,374.4
Investments and Other Assets, Including Deferred
  Income Taxes - principally at cost
  (less allowances)                                   1,588.0       1,626.4
                                                     --------      --------
Total Assets                                        $14,518.2     $14,117.1
                                                     ========      ========




                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable
    Outside                                            $951.2        $717.1
    General Motors and affiliates                        69.5         117.5
  Advances on contracts                                 601.5         660.6
  Notes and loans payable                                78.6          77.8
  United States, foreign, and other income taxes
    payable, including deferred income taxes            244.2         102.1
  Accrued liabilities                                 1,779.5       1,874.0
                                                     --------      --------
      Total Current Liabilities                       3,724.5       3,549.1
                                                     --------      --------
Long-Term Debt and Capitalized Leases                   418.0         416.8
                                                     --------      --------
Postretirement Benefits Other Than Pensions (Note 3)  1,469.1       1,446.3
                                                     --------      --------
Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                1,413.5       1,376.8
                                                     --------      --------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10
    par value) and additional paid-in capital         6,324.2       6,323.1
  Net income retained for use in the business         1,309.3       1,138.2
                                                     --------      --------
    Subtotal                                          7,633.5       7,461.3
  Minimum pension liability adjustment                 (120.4)       (120.4)
  Accumulated foreign currency translation
    adjustments                                         (20.0)        (12.8)
                                                     --------      --------
      Total Stockholder's Equity                      7,493.1       7,328.1
                                                     --------      --------
Total Liabilities and Stockholder's Equity          $14,518.2     $14,117.1
                                                     ========      ========

Reference should be made to the Notes to Consolidated Financial Statements.

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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   Condensed Statement of Consolidated Cash Flows

                                                      Three Months Ended
                                                           March 31,
                                                      ------------------
                                                         1994       1993
                                                      -------    -------
                                                    (Dollars in Millions)

Net Cash Provided by Operating Activities              $561.5     $599.6
                                                      -------    -------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired             -      (24.1)
  Expenditures for property and special tools          (104.1)     (61.8)
  Increase in telecommunications
    and other equipment                                 (64.6)      (1.3)
  Proceeds from disposals of property                    15.0       55.5
  Other                                                   8.7       10.3
                                                      -------    -------
      Net Cash Used in Investing Activities            (145.0)     (21.4)
                                                      -------    -------
Cash Flows from Financing Activities
  Net increase (decrease) in notes and
    loans payable                                         0.8      (70.6)
  Increase in long-term debt and
    capitalized leases                                   10.4       23.2
  Decrease in long-term debt and
    capitalized leases                                   (9.2)     (14.7)
  Cash dividends paid to General Motors                 (80.0)     (72.0)
                                                      -------    -------
      Net Cash Used in Financing Activities             (78.0)    (134.1)
                                                      -------    -------
Net increase in cash and cash
  equivalents                                           338.5      444.1
Cash and cash equivalents at beginning
  of the period                                       1,008.7      702.7
                                                      -------    -------
Cash and cash equivalents at end of the period       $1,347.2   $1,146.8
                                                      =======    =======

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.

                     Notes To Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 1), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1993 Annual Report to the SEC on Form 10-K.

Note 1.
  Effective January 1, 1994, GMHE adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The noncash charge is primarily related to Delco Electronics' extended-disability benefit program in the U.S. which, under the new accounting Standard, will be accrued on a service-driven basis. The ongoing effect was not material.




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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Note 2.
  Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of GMHE since the acquisition of Hughes by GM. The Available Separate Consolidated Net Income of GMHE is determined quarterly and is equal to the separate consolidated net income of GMHE, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million shares during the first quarter of 1994 and 1993.

  The denominator used in determining the Available Separate Consolidated Net Income of GMHE is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from GMHE. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by GMHE and to increase as such shares are used, at GMHE expense, for GHME employee benefit plans or acquisitions.

  Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. In February 1994, the GM Board increased the quarterly dividends on Class H common stock from $0.18 per share to $0.20 per share. Notwithstanding the current dividend policy, the GM Board declared dividends on the GM Class H Common Stock of $0.18 per share for each of the quarters of 1993, which was more than 35% of the Available Separate Consolidated Net Income of GMHE for 1992. The GM Board determined that 1992 Available Separate Consolidated Net Income of GMHE used as a basis for 1993 dividends was calculated without giving effect to the special restructuring charge at Hughes.

  Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus less accumulated deficit.

Note 3.
  GMHE has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent legally enforceable liabilities of GMHE.














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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                        Management's Discussion and Analysis*

Results of Operations
- - ---------------------

  GMHE reported first quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes, of $282.1 million. Earnings for the first quarter of 1994, excluding the unfavorable cumulative effect of an accounting change related to post-employment benefits of $30.4 million, increased 65.1% to $312.5 million from $189.3 million in the first quarter of 1993. Earnings per share of GM Class H common stock, on the same basis, increased a similar percentage to $0.78 from $0.47 per share in the comparable period of 1993.

  Revenues for the period were $3,587.3 million, a 12.8% increase over the $3,181.2 million recorded in the first quarter of 1993. Costs and expenses as a percentage of revenues decreased to 85.8% from 90.2% in the first quarter of 1993. Income taxes, excluding the cumulative effect of the accounting change, were $195.8 million, or 38.5% of income before income taxes, for the quarter compared with $121.1 million, or 39.0% of income before income taxes, in the comparable quarter of 1993.

  Operating profit was $485.8 million for the first quarter, a 55.1% increase from the operating profit of $313.3 million reported in the first quarter of 1993. The operating profit margin improved to 13.6% for the quarter, compared with 9.9% in the same quarter of 1993. Effective with the first quarter of 1994, calculation of the operating profit margin is based on net sales rather than revenues. First quarter 1993 amounts have been restated on this basis.

  The increases in revenues, operating profit, and earnings in the first quarter are largely the result of volume increases and cost reductions in the Automotive Electronics, Telecommunications and Space, and Defense Electronics segments.

  The Automotive Electronics segment reported revenues for the quarter of $1,287.9 million, an increase of 14.6% from revenues of $1,124.2 million for the same period in 1993. The increase reflects a 5.5% increase in GM vehicles produced in North America and a 12.4% increase in GMHE-supplied electronic content in these vehicles, from $740 to $832 per vehicle. Operating profit increased 45.7% to $223.7 million from $153.5 million for the comparable period last year reflecting the effects of continued cost reduction initiatives as well as the increased volume discussed above. These factors resulted in an increase in the operating profit margin to 17.5% from 13.7% in the first quarter of 1993.

  The Telecommunications and Space segment reported revenues for the quarter of $599.5 million, an increase of 29.7% from revenues of $462.1 million in the first quarter of 1993. Operating profit in the first quarter increased to $113.5 million from $25.2 million in the same period of 1993 and the operating profit margin increased to 18.8% from 5.5%. These increases reflect an increase in satellite transponder sales, as well as a decrease in construction costs for replacement of the first Galaxy I-R satellite that was destroyed in August 1992 due to failure of the launch vehicle.

  The Defense Electronics segment reported revenues of $1,558.3 million, an increase of 9.2% from revenues of $1,426.7 million for the same period of 1993. Operating profit increased 15.8% to $151.4 million from $130.7 million in the comparable quarter of 1993 and the operating profit margin improved to 9.9% from 9.2%. The increase in revenues was primarily due to increased effort on the Peace Shield Air Defense program, F/A-18 flight simulation training programs, foreign Light Armored Vehicle programs, and a $23 million settlement of the European Fighter Aircraft radar arbitration. Continuing cost reduction efforts, combined with the increase in revenues, contributed to the increase in operating profit and the improvement in the operating profit margin.

* The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes (see Supplemental Data on page 42).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


  Commercial Technologies segment revenues decreased $26.6 million to $141.6 million from $168.2 million in the first quarter of 1993 due primarily to the sale of Hughes Rediffusion Simulation Limited and related entities in December 1993. Operating profit decreased from $8.6 million in the first quarter of 1993 to a loss of $0.8 million in the first quarter of 1994. The operating loss reflects a reduction in deliveries of cabin management systems and cable television signal distribution equipment as well as increased development costs for new projects.

Liquidity and Capital Resources
- - -------------------------------

  Cash and cash equivalents at March 31, 1994 amounted to $1,347.2 million, an increase of $338.5 million over December 31, 1993. The increase primarily reflects net cash provided by operating activities of $561.5 million offset by cash dividends paid to General Motors of $80.0 million, expenditures for property and special tools of $104.1 million, and the net increase in telecommunications and other equipment of $64.6 million.

  As a measure of liquidity, GMHE's current ratio (ratio of current assets to current liabilities) has increased to 1.65 at March 31, 1994 from 1.61 at December 31, 1993.

  Capital expenditures, including expenditures for telecommunications and other equipment, increased $132.9 million from the comparable period in 1993 due primarily to costs related to DIRECTV.

  Long-term debt and capitalized leases increased slightly from $416.8 million at December 31, 1993 to $418.0 million at March 31, 1994. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 8.7% at March 31, 1994 from 9.0% at December 31, 1993.


                                  Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 2 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes was $31.0 million for the first quarters of 1994 and 1993. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $3,098.1 million at March 31, 1994 and $3,129.1 million at December 31, 1993.

  In order to provide additional analytical data to the users of GMHE's financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of GMHE available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in GMHE.







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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations
                                                           Three Months Ended
                                                                March 31,
                                                           ------------------
                                                               1994      1993
                                                           --------  --------
                                                         (Dollars in Millions
                                                                 Except
                                                           Per Share Amounts)

Total Revenues                                             $3,587.3  $3,181.2
Total Costs and Expenses                                    3,079.0   2,870.8
                                                            -------   -------
Income before Income Taxes                                    508.3     310.4
United States, foreign, and other
  income taxes                                                195.8     121.1
                                                            -------   -------
Income before cumulative
  effect of accounting change                                 312.5     189.3
Cumulative effect of accounting change                        (30.4)        -
                                                            -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                                                 $282.1    $189.3
                                                            =======   =======
Earnings Attributable to General
  Motors Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of
      accounting change                                       $0.78     $0.47
    Cumulative effect of accounting change                    (0.08)        -
                                                               ----      ----
    Net earnings attributable to
      General Motors Class H Common Stock                     $0.70     $0.47
                                                               ====      ====

Pro Forma Condensed Consolidated Balance Sheet
                                                   March 31,     December 31,
                                  ASSETS             1994           1993
                                                  ------------   ------------
                                                      (Dollars in Millions)

Total Current Assets                                  $6,129.0       $5,714.3
Property - Net                                         2,623.1        2,634.4
Telecommunications and Other Equipment - Net             820.9          767.6
Intangible Assets, Investments, and Other Assets       1,847.1        1,871.7
                                                      --------       --------
Total Assets                                         $11,420.1      $10,988.0
                                                      ========       ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                             $3,724.5       $3,549.1
Long-Term Debt and Capitalized Leases                    418.0          416.8
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                 2,882.6        2,823.1
Total Stockholder's Equity **                          4,395.0        4,199.0
                                                      --------       --------
Total Liabilities and Stockholder's Equity **        $11,420.1      $10,988.0
                                                      ========       ========

* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

** General Motors' equity in its wholly-owned subsidiary, GMHE. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE).


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

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*
Pro Forma Selected Segment Data
                                                        Three Months Ended
                                                             March 31,
                                                        -------------------
                                                            1994       1993
                                                        --------   --------
                                                       (Dollars in Millions)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount                                                $1,287.9   $1,124.2
  As a percentage of GMHE Revenues                          35.9%      35.4%
Net Sales                                               $1,280.8   $1,120.4
Operating Profit (1)                                      $223.7     $153.5
Operating Profit Margin(2)                                  17.5%      13.7%
Depreciation and Amortization                              $38.6      $37.6
Capital Expenditures                                       $38.5      $17.2

TELECOMMUNICATIONS AND SPACE
Revenues
  Amount                                                  $599.5     $462.1
  As a percentage of GMHE Revenues                          16.7%      14.5%
Net Sales                                                 $603.7     $459.4
Operating Profit(1)                                       $113.5      $25.2
Operating Profit Margin (2)                                 18.8%       5.5%
Depreciation and Amortization(3)                           $27.7      $31.5
Capital Expenditures (4)                                  $119.8      $22.7

DEFENSE ELECTRONICS
Revenues
  Amount                                                $1,558.3   $1,426.7
  As a percentage of GMHE Revenues                          43.4%      44.8%
Net Sales                                               $1,535.2   $1,421.2
Operating Profit(1)                                       $151.4     $130.7
Operating Profit Margin(2)                                   9.9%       9.2%
Depreciation and Amortization(3)                           $40.7      $54.7
Capital Expenditures                                       $34.4      $19.4

COMMERCIAL TECHNOLOGIES
Revenues
  Amount                                                 $141.6     $168.2
  As a percentage of GMHE Revenues                          4.0%       5.3%
Net Sales                                                 $141.1     $168.6
Operating Profit (Loss)(1)                                 ($0.8)      $8.6
Operating Profit (Loss) Margin(2)                           (0.6%)      5.1%
Depreciation and Amortization(3)                            $5.8      $12.5
Capital Expenditures                                        $3.9       $4.4

CORPORATE
Operating Loss (1)                                         ($2.0)     ($4.7)

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.

* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit (Loss) as a percentage of Net Sales.
(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes of $2.7 million for Telecommunications and Space; $25.7 million for Defense Electronics; and $2.6 million for Commercial Technologies, in 1994 and 1993.
(4) Includes expenditures related to telecommunications and other equipment amounting to $92.5 and $1.9 million in 1994 and 1993, respectively.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


Summary Pro Forma Financial Data*

Pro Forma Selected Financial Data

                                                       Three Months Ended
                                                            March 31,
                                                      --------------------
                                                          1994        1993
                                                      --------    --------
                                                      (Dollars in Millions
                                                              Except
                                                        Per Share Amounts)

Operating profit                                        $485.8      $313.3
Income before income
  taxes and cumulative effect
  of accounting change                                  $508.3      $310.4
Earnings used for
  computation of available
  separate consolidated
  net income                                            $282.1(1)   $189.3
Average number of GM Class H
  dividend base shares (2)                               399.9       399.9
Stockholder's Equity                                  $4,395.0(1) $3,686.2
Dividends per share of
  GM Class H common stock                                $0.20       $0.18
Working capital                                       $2,404.5    $1,914.2
Operating profit as a
  percent of net sales                                    13.6%        9.9%
Pre-tax income as a
  percent of revenues                                     14.2%        9.8%
Net income as a
  percent of revenues                                      7.9%(1)     6.0%



   * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.

(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.
(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 90.6 million for the first quarter of 1994 and 93.9 million for the first quarter of 1993.


                                    * * * * * * *

















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